

Mail Stop 7010

May 30, 2008

via U.S. mail and facsimile

Raj L. Gupta, Chief Executive Officer
Rohm and Haas Company
100 Independence Mall West
Philadelphia, PA 19106

> **RE: Rohm and Haas Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **Definitive Proxy Statement**
> **Filed March 19, 2008**
> **File No. 001-03507**

Dear Mr. Gupta:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A. Controls and Procedures, page 113

1. We note your statement in your "Changes in Internal Controls Over Financial Reporting" disclosure that "no significant issues were noted" in regard to the redesign of your European operations financial reporting structure. You do not, however, directly address whether there have been any changes in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 under the Securities Exchange Act of 1934, as amended, that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In future filings please provide such disclosure. Please see Item 308(c) of Regulation S-K.

Item 10. Directors and Executive Officers of the Registrant, page 114

2. We note that Part III of your annual report on Form 10-K contains information about your executive officers required by Item 401(b) of Regulation S-K. We further note that you have not included such information in your proxy statement for your 2008 annual meeting of stockholders. Pursuant to Item 7 of Schedule 14A, your proxy statement issued in connection with your annual meeting of stockholders must include the information required by Item 401(b). However, pursuant to Instruction 3 to Item 401(b), you may exclude such information from your proxy statement if such information appears in a separate item captioned "Executive officers of the registrant" and included in Part I of your annual report on Form 10-K. In future filings, if you wish to exclude information about your executive officers from your proxy statement in reliance on Instruction 3 to Item 401(b), please include such information in an appropriately captioned section of Part I of your annual report on Form 10-K.

Signatures, page 121

3. We note that you have not included the registrant's name in the signature block for the registrant's execution of the annual report on Form 10-K. In future filings, when the registrant is required to sign the filing, please include the full legal name of the registrant immediately above the signature line and name and title of the corporate officer who is signing the filing on behalf of the registrant. Please see the signature page section of Form 10-K.

   We note that neither your principal financial officer nor your principal accounting officer appear to have signed the annual report on Form 10-K in such capacities. Your annual report on Form 10-K must be signed by the registrant, and on behalf of the registrant by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please see General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. In future filings please ensure that your filings are properly executed.

Proxy Statement for 2008 Annual Meeting of Stockholders

Rohm and Haas Stock Ownership, page 36

4. We note that in the beneficial ownership table you have aggregated the stock holdings for John C. Haas, John O. Haas, William D. Haas and Thomas W. Haas and two income trusts. You have also aggregated the holdings for four charitable income trusts. If any of these individuals or trusts are acting together as a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in future filings please indicate via a footnote or other appropriate means that they are acting as a group. Otherwise, the beneficial ownership table should provide information about each beneficial owner of more than five percent of any class of your voting securities on an individual rather than an aggregated basis. Where more than one beneficial owner is known to be listed for the same securities, appropriate disclosure should be made to avoid confusion. This disclosure may be made via a footnote or other appropriate means. Please prepare future filings containing beneficial ownership disclosure accordingly. Please see Item 403 of Regulation S-K.

Independent Registered Public Accounting Firm, page 39
Pre-Approval of the Provision of Audit and Permitted Non-Audit Services, page 39

5. We note your statement that your audit committee has policies and procedures for the pre-approval of the performance of all services by your independent registered public accounting firm. In future filings, please disclose the audit committee's pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. Please see Item 9(e) of Schedule 14A.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dieter King, Staff Attorney, at (202) 551-3338 or, in his absence Tracey McKoy, Staff Accountant at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions concerning our comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief